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                          January 12, 2023

       Bruce D. Steel
       President and Chief Executive Officer
       Equillium, Inc.
       2223 Avenida de la Playa, Suite 105
       La Jolla, California 92037

                                                        Re: Equillium, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 6,
2023
                                                            File No. 333-269153

       Dear Bruce D. Steel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wade W. Andrews, Esq.